UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Fahad Al Qassim

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

February 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 24,425,501
	9.	Sole dispositive power 0
	10.	Shared dispositive power 24,425,501

11.	Aggregate amount beneficially owned by each reporting person 24,425,501
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.46%*
14.	Type of reporting person OO

*	Based on the 158,015,881 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 02, 2017 were issued and outstanding as of September 30, 2017.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 24,425,501
	9.	Sole dispositive power 0
	10.	Shared dispositive power 24,425,501

11.	Aggregate amount beneficially owned by each reporting person 24,425,501
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.46%*
14.	Type of reporting person CO

*	Based on the 158,015,881 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 02, 2017 were issued and outstanding as of September 30, 2017.

INTRODUCTORY STATEMENT

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (Amendment No. 11) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 12, is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by replacing the final two paragraphs thereof with the following information to reflect the sales plan entered into between Waha Capital and DBSI on February 20, 2018 and to update the description in Amendment No. 11 of the expiration of certain options under the December 2014 Funded Collar Confirmations in accordance with their terms as previously described in Amendment No. 4, Amendment No. 9 and Amendment No. 10:

Over the period from and including January 19, 2018 to and including February 15, 2018, an aggregate of 3,974,435 options under the December 2014 Funded Collar Confirmations have expired. In respect of 3,438,729 of such options, the Stockholder satisfied its delivery obligations, of an aggregate of 2,421,110 Ordinary Shares, under the respective December 2014 Funded Collar Confirmations for such expired options by netting such delivery obligations against the return obligations of the Funded Collar Counterparties with respect to the same number of rehypothecated Collared Shares. In respect of 535,706 of such options, the Stockholder satisfied its payment obligations under the applicable December 2014 Funded Collar Confirmation by paying cash. An aggregate of 1,553,325 Collared Shares were released from the security interests created in favor of the December 2014 Funded Collar Counterparties by the relevant Funded Collar Security Agreements. The Stockholder’s settlement obligation under each December 2014 Funded Collar Confirmation was based on the relationship between the market price of the Ordinary Shares, as determined under the respective Funded Collar Confirmation during the relevant valuation period, and the put strike price and/or call strike price specified therein, subject to certain modifications and adjustments. The remaining options granted under the December 2014 Funded Collar Transactions relate in the aggregate to 7,948,870 December 2014 Collared Shares.

On February 20, 2018, Waha Capital and DBSI entered into a sales plan (the “February 2018 Sales Plan”). Under the February 2018 Sales Plan, Waha Capital may sell up to 1,353,325 Ordinary Shares beginning February 20, 2018 through March 14, 2018, subject to price, volume and other conditions set forth in the February 2018 Sales Plan. The foregoing description of the February 2018 Sales Plan does not purport to be complete and is qualified in its entirety by the full text of the February 2018 Sales Plan, a copy of which is filed as Exhibit 99.32 to this Schedule 13D.

The Reporting Persons are the beneficial owners of 24,425,501 Ordinary Shares of the Issuer. That number of shares represents 15.46% of the aggregate of 158,015,881 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of September 30, 2017 in its Report of Foreign Private Issuer on Form 6-K filed on November 02, 2017.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.32	Sales Plan, dated as of February 20, 2018, by and between Waha Capital PJSC and Deutsche Bank Securities Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

WAHA AC COÖPERATIEF U.A.

By:	/s/ Fahad Al Qassim
Name:	Fahad Al Qassim
Title:	Proxy Holder

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory